Leo Holdings Corp.

21 Grosvenor Place

London, SW1X 7HF

June 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth and Erin Jaskot

Re:	Leo Holdings Corp.
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-238180

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Leo Holdings Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 23, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Lyndon Lea
Lyndon Lea
Chairman and Chief Executive Officer